Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     Devon Energy Corporation (“Devon”) and Ocean Energy, Inc. (“Ocean”) will file a proxy statement/prospectus and other documents regarding the proposed merger described in this investor presentation with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC and Devon’s Registration Statement on Form S-4 filed with the SEC on March 7, 2003. In addition, information regarding the interests of Ocean’s directors and officers in the merger may be found in the Schedule 14A filed by Ocean on February 25, 2003. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

20 North Broadway, Suite 1500
Oklahoma City, Oklahoma 73102-8260
Telephone: (405) 235-3611
Fax: (405) 552-4667

NEWS RELEASE

	Devon	Ocean

Investor contacts:	Zack Hager	Bruce Busmire
	(405) 552-4526	(713) 265-6161

Media contacts:	Brian Engel	Janice Aston White
	(405) 228-7750	(713) 265-6164

DEVON ENERGY AND OCEAN ENERGY SCHEDULE
SHAREHOLDER MEETINGS

OKLAHOMA CITY and HOUSTON — March 13, 2003 — Devon Energy Corporation (AMEX: DVN, TSE:NSX) and Ocean Energy, Inc. (NYSE:OEI) announced today that the two companies have scheduled special meetings for their respective shareholders to be held on April 25, 2003. At the meetings, the shareholders of both companies will vote upon the proposed merger of Devon and Ocean. The companies expect to close the transaction shortly after the shareholder meetings.

     The record date for both shareholder meetings is March 17, 2003. Distribution of the printed proxy materials to shareholders will commence on or about March 24, 2003. In addition, electronic versions of the proxy materials will be accessible via the SEC’s “EDGAR” system. Copies of the proxy materials will also be available on the Devon website, www.devonenergy.com, and the Ocean website, www.oceanenergy.com, on or about March 24, 2003.

     Ocean Energy, Inc. is an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. North American operations are focused in the shelf and deepwater areas of the Gulf of Mexico, the Rocky Mountains, Permian Basin, Anadarko, East Texas, North Louisiana and Gulf Coast regions. Internationally, Ocean is active in West Africa in the nations of Equatorial Guinea, Angola, Nigeria and Cote d’Ivoire. The company also conducts operations in Egypt, the Russian Republic of Tatarstan, Brazil, and Indonesia.

     Devon Energy Corporation is an Oklahoma City-based independent energy company engaged in oil and gas exploration, production and property acquisitions. Devon operates primarily in the United States and Canada. Internationally, the company conducts operations in Azerbaijan, China and West Africa. Devon is included in the S&P 500 Index.

INVESTOR NOTICES

     Investors and security holders are advised to read the definitive joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed merger because it contains important information. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc, 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon’s and Ocean’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

###